UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On June 2, 2026, VCI Global Limited (the “Company”) issued a press release announcing that its technology and infrastructure subsidiary, V Gallant Limited (“V Gallant”), has entered into a definitive Share Sale Agreement (the “Agreement”) to acquire a controlling stake in PT Fine Carbon Credit Indonesia (“FCCI”), an Indonesian carbon asset platform associated with approximately 241,000 hectares of forestry areas across four project sites in Indonesia.

Under the Agreement dated June 2, 2026, V Gallant, a company incorporated in the British Virgin Islands, has agreed to acquire 14,000 ordinary shares of FCCI from Hong Kong Fine Technology Co., Limited (the “Vendor”), representing 70% of FCCI's issued and paid-up share capital.

The consideration for the sale and purchase of the Sale Shares is United States Dollars Sixty-Five Thousand (USD 65,000.00) (the “Purchase Consideration”), to be satisfied by way of issuance of consideration shares in V Gallant to the Vendor, comprising: (a) Sixty million (60,000,000) Class A shares of V Gallant, ranking as standard ordinary shares and entitling the holder to one (1) vote per share on all shareholder resolutions; and (b) Five million (5,000,000) Class B shares of V Gallant, ranking as supervoting shares and entitling the holder to twenty (20) votes per share on all shareholder resolutions. The Class B shares are pari passu with Class A shares in all respects, including rights upon liquidation, but are not entitled to dividends.

The obligations of V Gallant to complete the purchase are conditional upon, among other things: (i) the Vendor's warranties being true and accurate in all material respects as at the completion date; and (ii) no governmental authority, court, or regulatory body having issued any order, decree, or injunction that restrains, prevents, or materially alters the terms of the transaction.

Completion is to take place immediately on the date of execution of the Agreement or on the date agreed in writing between the parties.

The absolute vesting of the Consideration Shares is strictly contingent upon V Gallant successfully completing a public listing of its shares on the NASDAQ Stock Market (“NASDAQ”) within twelve (12) months from the date of the Agreement. If the NASDAQ listing is not completed by the listing deadline (or any mutually agreed extended period), either party is entitled to rescind the Agreement in its entirety.

The Agreement provides for a right of rescission exercisable within a twelve (12) month window following the completion date in the event of a material breach by either party. Upon valid exercise of the right of rescission, the transaction would be completely unwound to restore both parties to their original positions, including the retransfer of the Sale Shares to the Vendor and the cancellation of all Consideration Shares.

The Agreement is governed by and construed in accordance with the laws of Hong Kong.

The press release issued by the Company on June 2, 2026, announcing the foregoing transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Share Sale Agreement dated June 2, 2026, by and between V Gallant Limited and Hong Kong Fine Technology Co., Limited, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit Number	Description
99.1	Press Release dated June 2, 2026
99.2	Share Sale Agreement, dated June 2, 2026, by and between V Gallant Limited and Hong Kong Fine Technology Co., Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

3